Chief Financial Officer and Treasurer, Steven Relis.   Mr. Relis has served as the Company's Chief Financial Officer and Treasurer since the Company's inception in 2008.   He is a licensed CPA and formerly with Deloitte and Touche, and Ernst & Young.   He has also served as the Chief Accounting officer for Ursus Telecom(NASDAQ - UTCC) and a wholly owned subsidiary of Gilat Satellite Networks Ltd (NASDAQ – GILTF).